UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number               1-11961

CARRIAGE SERVICES, INC.

(Exact name of registrant as specified in its charter)
3040 Post Oak Boulevard, Suite 300, Houston, Texas 77056 (713) 332-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Carriage Services, Inc. Common Stock $0.01 Par Value Interests in the Carriage Services 401(k) Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
     Approximate number of holders of record as of the certification or notice date:                      100*

     Pursuant to the requirements of the Securities Exchange Act of 1934, Carriage Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARRIAGE SERVICES, INC.
Date: June 15, 2006	By:	/s/ Melvin C. Payne
		Name:	Melvin C. Payne
		Title:	Chairman of the Board, President and Chief Executive Officer

* In April 2004, Carriage Services, Inc. eliminated its common stock as an investment option under its 401(k) plan. As of the date of this filing, the common stock issued under the Plan, and the related Plan interests, are not “held of record by 300 or more persons.”